CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND BY FEDERAL EXPRESS

April 22, 2014

Pamela Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Materialise NV

Registration Statement on Form F-1

Filed April 2, 2014

File No. 333-194982

Dear Ms. Long:

On behalf of our client, Materialise NV, a Belgian limited liability company (naamloze vennootschap) (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated April 16, 2014 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form F-1, which the Company publicly filed on April 2, 2014 (the “Registration Statement”). Concurrent with the submission of this response letter (this “Letter”), the Company is filing publicly Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Amended Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of the Amended Registration Statement, which was publicly filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement. All page references in the responses below are to the pages of the marked copy of the Amended Registration Statement.

Table of Contents

1.

We note your response to comment 10 in our letter dated March 21, 2014. However, we are concerned that the language continues to imply that the information in agreements you have filed as exhibits to the registration statement does not

Ms. Pamela Long

April 22, 2014

constitute public disclosure under the federal securities laws. Please revise to remove this implication, or to caution readers that the information in the exhibits should be read in conjunction with the disclosures in the prospectus and other filings that the company makes with Commission.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page i to caution readers that the information in the exhibits should not be read alone and instead should be read in conjunction with the information in the prospectus and other filings that the Company makes with the Commission.

Prospectus Summary, page 1

General

2.	We note your response to comment 12 in our letter dated March 21, 2014. We previously requested a more balanced presentation of your competitive strengths, rather than merely listing generalized risk factors at the end of this section. Your disclosure still does not integrate and include the balanced discussion as requested. Please further revise your prospectus summary disclosure. For example, in the Risk Factors, you discuss the intense competition for senior management and key employees in your industry and that you cannot guarantee that you will be able to retain your personnel or attract new, qualified personnel. You discuss your “visionary founder and experienced management team” as a competitive strength in your summary section without qualification that only some of the members of your senior management are subject to non-competition agreements, which may also be difficult to enforce. Rather than include a generalized risk factor at the end of your summary section regarding your dependence on the knowledge and skills of senior management and your potential inability to retain, motivate and recruit qualified personnel, consider whether a reference to the intense competition for qualified personnel in your industry should accompany your statements about your experienced management team.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 6 and 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of Operations, page 64

3.

We note your response to comment 20 in our letter dated March 21, 2014. Please expand your discussion and analysis of your operating results to provide investors with quantified information for each material factor disclosed as impacting

Ms. Pamela Long

April 22, 2014

revenues and your other line items comprising income from continuing operations. This will allow investors to understand the extent to which each factor contributed to the change in revenues and your operating results. Please refer to Item 5.A. of Form 20-F and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 66 to 68.

Description of Share Capital, page 122

4.	We note that you have qualified your discussion by reference to the Belgian Company Code and the DGCL. Please note that you may qualify information in your prospectus by reference to information outside the prospectus only where provided in the appropriate form. Please see Rule 411(a) of Regulation C.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 124 to delete qualification by reference to the Belgian Company Code and the DGCL.

3 Summary of Significant Accounting Policies, page F-9

Revenue recognition, page F-17

5.	We note your response to comment 41 in our letter dated March 21, 2014. Please expand your disclosures for your collaboration agreements to include your policy for determining whether the elements of these agreements, exclusive of the other revenue components that are on demand, can be recognized separately or as a bundle and how you recognize the corresponding fees for these arrangements. Please also disclose the lengths of these collaboration agreements.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages F-18 to F-19.

5 Goodwill, page F-24

6.	We note that your Germany CGU is an aggregate of all three of your reportable segments. It is unclear how your identification of this CGU and testing of the corresponding goodwill is consistent with the guidance in IAS 36.80(b), which notes that a CGU or group of CGUs is not to be larger than an operating segment per IFRS 8.5. Please advise.

Ms. Pamela Long

April 22, 2014

Company Response:

The Company respectfully advises the Staff that, as disclosed in Note 17 to the Company’s consolidated financial statements, as management’s controlling instrument is mainly revenue-based, the reporting information disclosed does not include assets and liabilities by segment as such level of information by each segment for assets and liabilities has not historically been produced per segment. For the assessment of operating performance the Company believes it has three operating segments, and the chief operating decision maker reviews such financial information. For purposes of testing the Company’s goodwill arising in Germany, which arises from the Company’s software segment only, the Company’s ability to allocate goodwill to the specific cash-generating business units as required by IAS 36 is hindered by the lack of discrete financial information available for assets and liabilities within each operating segment in Germany. Management currently only compares goodwill for impairment, based on a legal entity basis in Germany, whereas for assessment of operating performance management reviews discrete financial information by reportable segment within Germany.

In the Basis of Conclusions of IAS 36, paragraph 140, it also notes that the intention of the IASB was that there should be a link between the level at which goodwill is tested for impairment and the level of internal reporting that reflects the way an entity manages its operations but also that there should not be a need for entities to develop new or additional reporting systems.

Considering the information available to the Company, management has tested for impairment of goodwill at the German entity level and has concluded that the recoverable amount is €7.3 million greater than the carrying value of the German entity, including goodwill and the two other CGUs. In addition, management compared the recoverable amount of the Software CGU only in Germany to the carrying value of the entire German entity (including the two other CGUs) and concluded that the recoverable amount of the Software CGU in Germany is €2.0 million greater than the carrying value of the German entity, including goodwill and the two other CGUs. As such, management concluded that no impairment of goodwill exists at the end of the reporting period. Management is in the process of changing how the Company reviews its performance, and this may likely lead in future years to being able to identify the Company’s assets and liabilities on an individual CGU basis.

17 Segment Information, page F-40

7.	We note your response to comment 46 in our letter dated March 21, 2014. Please expand the referenced disclosure also provided in response to comment 50 in our letter dated March 21, 2014, to clearly identify revenues recognized for the sale of goods, for the rendering of services, and royalties. Please refer to IAS 18.35(b) for guidance.

Ms. Pamela Long

April 22, 2014

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page F-42 to comply with IAS 18 Revenue, paragraph 35b by splitting its revenues into software licenses, software services, clinical (medical) devices, printed parts and royalties, as these are the significant categories of revenue identified.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Alejandro E. Camacho at (212) 878-8434.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission

Tracey Smith

Alfred Pavot

Kamyar Daneshvar

Materialise NV

Wilfried Vancraen

Peter Leys

Clifford Chance US LLP

Alejandro E. Camacho

Paul Hastings LLP

William F. Schwitter